FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

February 14, 2005

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.

(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Items

  Press Release regarding the approval from the Chilean General Comptroller of the Tariff Decree No. 169, dated February 11, 2005.

Item 1.

News Release

FOR IMMEDIATE RELEASE

For more Information Contact:

Sofía Chellew - Verónica Gaete

M.José Rodríguez - Florencia Acosta

Telefónica CTC Chile

Tel: 562-691-3867

Fax: 562-691-2392

E-mail:

schelle@ctc.cl - vgaete@ctc.cl

mjrodri@ctc.cl - macosta@ctc.cl

Kevin Kirkeby

The Global Consulting Group

Tel: 646-284-9416

E-mail: kkirkeby@hfgcg.com

CHILEAN GENERAL COMPTROLLER APPROVED TARIFF DECREE No. 169 THAT REGULATES FIXED TELEPHONY TARIFFS FOR TELEFONICA CTC CHILE

Santiago, Chile - February 11, 2005 - Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefónica CTC Chile" or the "Company") announces that Tariff Decree No. 169 which regulates the Company's public local telephone service tariffs, was published in the Official Gazette, and was approved today by the Ministry of Economy, and the Ministry of Transport and Telecommunications, for the period between May 6, 2004 and May 6, 2009. Consequently, new tariffs for the regulated services are now official.

The variations between average tariffs established in Tariff Decree No. 169 vs. those in Tariff Decree No. 187, are as follows:

In Ch$ as of Dec. 2002 (excluding VAT)	Tariffs TD 169 vs TD 187 % Var.
Fixed Charge	+7.7%
Measured Local Service (MLS)	-18.3%
Local Tranche (Mobile and Rural)	+48.2%
Local Tranche (Internet /10X numbers)	+28.3%
Prepaid	-
Access Charge	+49.1%

* Weighted according to 2003 real traffic in their different time slots

The decree also considers 7 tariff areas, 3 time slots, changes in the composition of the tariff indexator and a new prepaid tariff.

As a consequence of the aforementioned, the application of the new local telephone tariffs defined by Tariff Decree No.169 to the real traffics generated between May 2004 and January 2005, results in a minor impact in the financial statements of Telefónica CTC Chile of 0% to 1% increase in consolidated regulated revenues.

On May 4, 2004, Subtel submitted decree No.169, resubmitting it with modifications to the Chilean General Comptroller in September and December, 2004. The Company provisioned the tariffs of the new Tariff Decree N169 and its modifications in its 2004 financial statements.

According to Chilean Law, these new tariffs will be retroactive from May 6, 2004 and therefore Telefónica CTC Chile will traspass to its clients, any differences, readjusted accordingly, between amounts effectively invoiced and those which result from the new decree.

This will result in a reduction or a charge to clients, depending on their consumption and the corresponding tariff area. In the case that the difference results in favor of the client, the full amount will be credited to the client in their telephone bill of May or June, 2005. If the difference results in a charge, this amount will be charged in 9 monthly installments as of the telephone bill of May or June, 2005 (equivalent to the period between May 2004 and the date of publication of the tariff decree).

Considering that the new tariff decree does not provide additional incentives for the expansion of the fixed line network, necessary for an adequate development of the industry, Telefónica CTC Chile does not expect to modify capital investment plan for this business segment.

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, value-added services and information systems services.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the year. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2005

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:/s Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer